

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Brandon Hetzel
Chief Financial Officer
Sunrise Realty Trust, Inc.
525 Okeechobee Blvd, Suite 1650
West Palm Beach, FL 33401

> **Re: Sunrise Realty Trust, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form 10-12B**
> **Filed June 10, 2024**
> **File No. 001-41971**

Dear Brandon Hetzel:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amended Exhibit 99.1 to Amendment No. 3 to Registration Statement on Form 10-12B filed June 10, 2024

Risk Factors

Maintenance of our exemption from registration under the Investment Company Act may impose significant limits on our operations . . ., page 40

1.   Please revise this risk factor to provide further details on the limitations on the company's operations that result from the maintenance of its exclusion from the definition of "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act. Please include a summary of the company's analysis for classifying assets for purposes of assessing whether the company is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

General

2.   We acknowledge your response to prior comment 1 and reissue our request to provide a factual description of the characteristics of the assets within each category of assets described in the Information Statement and your response ("Asset Categories," which, for the avoidance of doubt, include real estate assets, senior mortgage loans, mezzanine loans, whole loans, B-notes, commercial mortgage-backed securities, and debt-like preferred equity securities). Please do not combine this factual description with legal analysis of the regulatory status of such assets.

3.   We acknowledge your response to prior comment 2 and note that it did not fully address sub-part (ii) of the comment. Please provide a detailed legal analysis, including citations to any relevant Commission statements or other applicable precedent, that outlines and supports your process for determining whether assets in the following Asset Categories are Real Estate-Related Assets or miscellaneous assets that are not related to real estate, when such assets are not considered Qualifying Interests:
   - Mezzanine loans;
   - Participation Interests, including A-notes and B-notes; and
   - Whole loans.

4.   We acknowledge your response to prior comment 3. Please confirm whether you intend to treat senior mortgage loans and senior participation notes in mortgage loans as "Qualifying Interests" when the company or its subsidiary also owns a majority interest in the B-Note. If so, please provide a detailed legal analysis supporting such position. To the extent you will consider different factors for determining whether senior mortgage loans and senior participation notes in mortgage loans should be treated as "Qualifying Interests," please provide detailed a legal analysis, including citations to any relevant Commission statements or other applicable precedent, that outlines and supports your process for making such determinations. If the analyses for senior mortgage loans and senior participation notes are different, address such analyses separately.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Jameson at 202-551-3511 or Marc Mehrespand at 202-551-8453 if you have questions regarding comments relating to the Investment Company Act. Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.

Brandon Hetzel
Sunrise Realty Trust, Inc.
June 20, 2024
Page 3

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeeho M. Lee